Announcement to the Market

Disclosure of results for the third quarter and from January to September of 2011, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS.

The complete consolidated financial statements under IFRS from January to September of 2011 are available at our website: www.itau-unibanco.com/ir.

Comparison between BRGAAP1 and IFRS	R$ million
Balance Sheet	BRGAAP	Adjustments2	IFRS	BRGAAP	Adjustments2	IFRS
	Sep/30/2011			Dec/31/2010
Total Assets	836,994	(47,324)	789,670	755,113	(27,632)	727,481
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives	394,021	1,273	395,294	371,048	(294)	370,754
Loan Operations	335,279	430	335,709	297,102	(1,615)	295,487
(-) Allowance for Loan Losses 3	(24,719)	1,996	(22,723)	(22,292)	2,298	(19,994)
Other Financial Assets 4	77,139	(39,683)	37,456	63,171	(22,438)	40,733
Tax Assets 5	32,445	(6,844)	25,601	29,265	(5,374)	23,891
Investments in non consolidated Companies, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	22,829	(4,496)	18,333	16,819	(209)	16,610

Current Liabilities and Long Term Liabilities	766,784	(49,760)	717,024	690,503	(30,964)	659,539
Deposits	220,675	-	220,675	202,738	(50)	202,688
Deposits Received Under Securities Repurchase Agreements	195,569	-	195,569	199,641	16	199,657
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	147,685	421	148,106	112,555	1,563	114,118
Other Financial Liabilities 4	76,347	(39,689)	36,658	63,546	(22,534)	41,012
Reserves for Insurance, Private Pension and Capitalization	70,170	10	70,180	61,365	(1,898)	59,467
Provisions and Other Liabilities	41,762	(3,655)	38,107	33,191	(2,779)	30,412
Tax Liabilities 5	14,576	(6,847)	7,729	17,467	(5,282)	12,185

Total Stockholders’ Equity	70,210	2,436	72,646	64,610	3,332	67,942
Minority Stockholders’ Equity	2,004	(722)	1,282	3,731	(2,054)	1,677
Controlling Stockholders’ Equity	68,206	3,158	71,364	60,879	5,386	66,265

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
2 Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;
3 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS model;
4 Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities;
5 Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies.

Itaú Unibanco Holding S.A.

Below, the reconciliation of net income and equity, and the conceptual description of the major adjustments.

Reconciliation	R$ million
Adjustments	Equity	Net Income
	Sep/30/11	3rd Q/11	2nd Q/11	3rd Q/10	Jan-Sep/11	Jan-Sep/10
BRGAAP - Values Attributable to Controlling Stockholders	68,206	3,807	3,603	3,034	10,940	9,433
(a) Allowance for Loan Losses	1,996	119	(419)	(429)	(29)	(1,004)
(b) Recognition of total deferred tax assets	1,252	(195)	(85)	(73)	(465)	(367)
(c) Pension and health care plans	-	-	-	124	-	151
(d) Adjustment to market value of shares and quotas	606	3	-	2	3	2
(e) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	871	(9)	(8)	(15)	(26)	(17)
(f) Provision for Itaú Unibanco merger expenses	-	-	-	(208)	-	(531)
(g) Conversion of subsidiaries and unconsolidated companies abroad	-	(140)	22	(134)	(165)	263
(h) Effective interest rate	(392)	(218)	6	(11)	(224)	44
Other adjustments	72	1	33	(15)	72	268
Income tax and social contribution on Net Income	(1,247)	23	170	293	80	418
IFRS – Values Attributable to Controlling Stockholders	71,364	3,391	3,322	2,568	10,186	8,660
IFRS – Values Attributable to Minority Stockholders	1,282	199	183	180	537	589
IFRS – Values Attributable to Controlling Stockholders and Minority Stockholders	72,646	3,590	3,505	2,748	10,723	9,249

Differences between IFRS and BRGAAP Financial Statements

(a) On IFRS(IAS39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (impairment). On BRGAAP, the expected loss model is used. 6
(b) Recognition in the consolidated financial statements on BRGAAP of the tax credit related to the Social Contribution on Net Income at the rate of 15% (IAS12), fully incorporated in the opening balance sheet of 01/01/2010 under IFRS.
(c) As of 2011, IFRS and BRGAAP criteria were equalized (IAS 19).
(d) On IFRS (IAS39 and 32), stocks and quotas classified as permanent investment were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.
(e) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.
(f) The provision for Itaú Unibanco association was reversed on the opening balance sheet on IFRS of 01/01/2010 (IAS 19 and 37). On BRGAAP, this provision was completely consumed until 12/31/2010.
(g) On the IFRS (IAS21), exchange rate variations of subsidiaries and non consolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment on which each entity operates) differs from the Real, started to be recorded directly on Equity with no impact on the income statement of the period.
(h) On the IFRS(IAS39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. In the third quarter of 2011, we improved the methodology for the recognition of expenses associated with the process of credit granting as well as with the realization period of revenues from registration fees. On the BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.

6 For more details see our Complete Financial Statements from January to September of 2011.

For comparison purposes, we present on the table below the net income and the recurring net income according to the IFRS and the BRGAAP.

R$ million
Recurring Net Income	3rd Q/11			Jan-Sep/11
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Net Income - Attributable to Controlling Stockholders	3,807	3,391	(416)	10,940	10,186	(754)
Exclusion of the Non-Recurring Events7	133	121	(12)	(45)	(87)	(42)
Program for Settlement or Installment Payment of Federal Taxes- Law No.11,941/09	-	-	-	(509)	(509)	-
Market Value Adjustment – BPI	77	70	(7)	233	212	(21)
Provision for Contingencies – Economic Plans	55	50	(5)	230	209	(21)
Recurring Net Income - Attributable to Controlling Stockholders	3,940	3,511	(428)	10,895	10,099	(796)

7 The difference between BRGAAP and IFRS results from the fact that, on IFRS, the Social Contribution on Net Income (CSLL) is not compensated by the tax credits generated by the increase in the CSLL rate from 9% to the current 15%.

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units.

São Paulo, November 07, 2011.
Alfredo Egydio Setubal
Investor Relations Officer

Itaú Unibanco Holding S.A.